

May 22, 2013

Via E-mail
Michael H. Thaman
Chief Executive Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

     Re: **Owens Corning**
              Form 10-K for the Year Ended December 31, 2012
              Filed February 20, 2013
              Response letter dated May 13, 2013
              File No. 1-33100

Dear Mr. Thaman:

We have reviewed your response letter dated May 13, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Liquidity, Capital Resources and Other Related Matters, page 31

Tax Net Operating Losses, page 33

1. We note your response to comment four from our letter dated April 30, 2013. You indicate that in order to fully realize your deferred tax asset of $1.3 billion (net of valuation allowances) as of December 31, 2012, you would need to generate federal pre-tax income of $2.7 billion, state pre-tax income of $3.5 billion and foreign pre-tax income of $807 million. Please address the following:

    - Show us how you will revise your future filings to provide enhanced disclosures describing the anticipated future trends included in your projections of future taxable income;

    - Tell us and show us how you will revise your future filing disclosures to clarify how many years you believe it would take you to achieve these levels of projected future taxable income;

- Show us how you will revise your future filings to separately present the amounts and expiration dates of operating loss and tax credit carryforwards by jurisdiction and by year; and
- Show us how you will revise your future filings to separately quantify the amount of federal, state, and foreign deferred tax assets as of December 31, 2012.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via E-mail
Kelly Schmidt, Vice President and Controller